UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file numbers
2-90702, 33-18202, 33-55986, 33-56101, 333-95043 and 333-109890

A.                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB SAVINGS PLAN and ESOP

B.                         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

ECOLAB SAVINGS PLAN and ESOP

REPORT ON AUDITS OF FINANCIAL STATEMENTS

As of December 31, 2004 and 2003

and

for the year ended December 31, 2004

AND SUPPLEMENTAL SCHEDULE

as of and for the year ended December 31, 2004

Note:

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Ecolab Savings Plan and ESOP

        In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ecolab Savings Plan and ESOP (the “Plan”) as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule referred to in the accompanying index on page 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan Administrator.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota

June 28, 2005

ECOLAB SAVINGS PLAN and ESOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2004 and 2003

(in thousands)	2004	2003

ASSETS

Investments, at fair value:

Fidelity mutual funds	$213,697	$197,143

Other mutual funds	61,465	55,688

Managed income fund	40,601	44,313

Ecolab stock fund	486,755	382,650

Participant loans	18,599	17,519

Total investments	821,117	697,313

Dividends receivable	1,201	1,107

Total assets	822,318	698,420

LIABILITIES

Other liabilities	394	291

NET ASSETS AVAILABLE FOR BENEFITS	$821,924	$698,129

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN and ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2004

(in thousands)	2004

Investment income:
Interest	$2,489
Dividends	12,047
Net appreciation in the fair value of mutual funds	12,973
Net appreciation in the fair value of other investments	106,463
Total investment income	133,972

Contributions:
Employee contributions	33,597
Employer contributions	15,801
Total contributions	49,398

Deductions:
Distributions and withdrawals	(59,358)
Plan expenses	(217)
Total deductions	(59,575)

Net increase	123,795

Net assets available for benefits:
Beginning of year	698,129

End of year	$821,924

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN and ESOP

NOTES TO FINANCIAL STATEMENTS

1.         Description of Plan:

The following brief description of the Ecolab Savings Plan and ESOP (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to employees of Ecolab Inc. (the “Company”) and certain of its subsidiaries.  Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion.  Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”).

CONTRIBUTIONS:

Contributions are made to the Plan as “before-tax savings contributions” and “employer matching contributions.”

Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced.  Participants may reduce their compensation up to 16% (subject to a statutory annual maximum of $13,000 for 2004) for the purpose of making before-tax savings contributions to the Plan.

Participants who have attained age 50 or above are allowed to make catch-up contributions in accordance with recently enacted legislation ($3,000 in 2004).

Employer matching contributions are made by the Company in an amount equal to a $1 match for each $1 of employee pre-tax contributions on the first 3% of compensation and $0.50 for each $1 of employee pre-tax contributions on the next 2% of compensation.  Employer matching contributions are invested entirely in the Ecolab Stock Fund. Participants who have attained age 55 and 10 years of service will be allowed to diversify up to 25% of their matching contribution account at any time during the 5 years after becoming eligible to diversify. In year 6, they can diversify up to 50% of their matching contribution account, taking into account the amounts already diversified in prior years.

(Continued)

Prior to 2003, the Plan allowed for profit sharing contributions by the Employer.

A separate Employee Stock Ownership Plan (“ESOP”) account was created in 2002 within the Plan for the employer matching contributions (except for contributions for participants in Puerto Rico) and the ESOP allows employees to elect the withdrawal of dividends paid on shares to the ESOP (“withdrawals”).

The Plan was restated effective January 1, 2003 to provide that all amounts invested in the Ecolab Stock Fund (except accounts of participants in Puerto Rico) will be part of the ESOP account.

The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

VESTING:

Participants are fully or 100% vested in their account at all times.

PLAN BENEFITS:

Benefits to participants are limited to the vested amount in each participant’s account.  Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account.  Loans and in-Service withdrawals for hardships are also available.  An employee distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to a 10% penalty.

PARTICIPANT LOANS:

Active employee participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts.  The total amount of a participant’s loan may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account. When a loan is granted, the appropriate account balances are reduced and a separate loan account is created.  Loan payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 or 10 years.  Participant loans at December 31, 2004 had interest rates ranging from 4.00% to 10.50% and are due at various dates through January, 2015.  A participant can have no more than two loans outstanding at any time.  Participant loans are collateralized by the borrower’s account balance and are repaid through payroll deductions.

            PARTICIPANT ACCOUNTS AND ALLOCATION:

Fidelity Management Trust Company (“Fidelity”), a division of Fidelity Investments Institutional Services Company, Inc., provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries. The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and investment income thereon, net of Plan expenses.

Except for employer matching and former profit sharing contributions and investment income thereon which are required to be invested in the Ecolab Stock Fund (except for those participants eligible to diversify up to 25% or 50% of their matching contribution account as described above), participants are allowed to allocate their entire account balance in any combination of the twenty investment options at December 31, 2004.  Participants can transfer their account balances among the investment options and/or change the investment of their future contributions, and earnings thereon daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants. Eighteen investments (all except Managed Income Fund and Ecolab Stock Fund) of the twenty investment options existing at December 31, 2004 are mutual funds.  The remaining two investment options include a fund invested primarily in investment contracts and short-term bonds and other fixed income securities (the Managed Income Fund, which includes the Managed Income Portfolio II) and a non-diversified fund invested primarily in Ecolab Inc. common stock, held by Fidelity Management Trust Company (the Ecolab Stock Fund).  Portions of the Ecolab Stock Fund are considered non-participant directed investments (see information regarding non-participant directed investments in Note 4).

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.         Summary of Significant Accounting Policies:

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and use the following significant accounting policies.

VALUATION OF INVESTMENTS:

Investments in the Managed Income Fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value. Investments in the Ecolab Stock Fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value based on the quoted market price of the Company’s common stock.  Mutual funds are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds.  Participant loans receivable are recorded at estimated fair value consisting of the principal value of outstanding loans, plus accrued interest.

INTEREST AND DIVIDENDS:

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

NET APPRECIATION IN THE FAIR VALUE OF INVESTMENTS:

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of mutual funds and other investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS:

Participant before-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.

USE OF ESTIMATES:

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds.  Investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

CONCENTRATION OF MARKET RISK:

As of December 31, 2004 and 2003, approximately 59% and 55% of the Plan’s net assets were invested in the common stock of Ecolab Inc., respectively. The underlying value of the Ecolab Stock Fund is dependent on the performance of Ecolab Inc. and the market’s evaluation of such performance.  It is at least reasonably possible that changes in the fair value of Ecolab Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when the distribution is made.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by plan participants within the plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

3.                           Investments:

Investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2004 and 2003 are summarized as follows:

(in thousands)	2004	2003

Spartan U.S. Equity Index Fund	$44,932	$41,827

Fidelity Magellan Fund	47,393	47,102

Fidelity Managed Income Portfolio II	40,601	43,072

Ecolab Stock Fund	486,755	382,650

At December 31, 2004 and 2003, the fair value of participant-directed investments in the Ecolab Stock Fund totaled $162,845,000 and $127,021,000 respectively.  At December 31, 2004, the Ecolab Stock Fund consists of 13,722,384 shares of the Company’s common stock and 4,697,610 units of a money market fund.  The value of each of these two components was approximately $482,057,000 of the Company’s common stock and $4,698,000 of the money market fund.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $119,436,000 as follows:

(in thousands)	2004

Fidelity mutual funds	$11,902

Other mutual funds	1,071

12,973

Managed Income Fund	(29)

Ecolab Stock Fund	106,492

$119,436

4.                           Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the Ecolab Stock Fund as of December 31, 2004 and 2003, and for the year ended December 31, 2004 are as follows:

(in thousands)	2004	2003

Net assets:
Common stock — Ecolab Inc.	$323,910	$255,629

Year Ended
2004
Changes in net assets:
Dividends	$3,492
Net appreciation	74,226
Plan expenses	(28)
Contributions	15,801
Distributions and transfers	(25,210)
$68,281

5.          Tax Status:

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a).  The Plan consists of a profit sharing portion and a stock bonus portion.  The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code.  The Plan also complies with the provisions of Section 401(k) of the Code.  A tax qualification letter, dated April 14, 2004, was received from the Internal Revenue Service.  The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.          Related Party and Party-In-Interest Transactions:

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company.

Participant contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund.  In addition, employer matching and profit sharing contributions are invested in the Ecolab Stock Fund, consisting of primarily Ecolab Inc. common stock and also short-term investment funds under the trustee’s control.  In 2004, the amount of such purchases and sales of funds managed by the trustee and the fund consisting of Company stock were as follows:

	2004
(in thousands)	Purchases	Sales

Fidelity funds	$72,117	$71,152
Ecolab Stock Fund	57,822	60,208

SUPPLEMENTAL SCHEDULE

ECOLAB SAVINGS PLAN and ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2004

EIN 41-0231510

Plan Number: 003

(Dollars in thousands)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)**	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

*	Fidelity Retirement	Mutual fund
	Money Market Portfolio	13,283,269 units		$13,283

*	Fidelity Government	Mutual fund
	Income Fund	2,021,846 units		20,704

*	Fidelity Puritan	Mutual fund
	Fund	1,735,202 units		32,882

*	Spartan U.S. Equity	Mutual fund
	Index Fund	1,048,349 units		44,932

*	Fidelity Magellan	Mutual fund
	Fund	456,622 units		47,393

*	Fidelity Overseas	Mutual fund
	Fund	582,324 units		20,603

*	Spartan Extended	Mutual fund
	Market Index Fund	179,694 units		5,747

*	Fidelity Freedom	Mutual fund
	Income Fund	80,079 units		902

*	Fidelity Freedom	Mutual fund
	2000 Fund	53,719 units		649

*	Fidelity Freedom	Mutual fund
	2010 Fund	542,776 units		7,393

*	Fidelity Freedom	Mutual fund
	2020 Fund	835,418 units		11,662

*	Fidelity Freedom	Mutual fund
	2030 Fund	394,150 units		5,550

*	Party-in-interest
**	Cost information for participant directed investments is not required.

(Dollars in thousands)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)**	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

*	Fidelity Freedom	Mutual fund
	2040 Fund	241,507 Units		1,997

	PIMCO Total Return	Mutual fund
	Fund	902,034 units		9,625

	Washington Mutual	Mutual fund
	Investors Fund	415,732 units		12,796

	Harbor Capital	Mutual fund
	Appreciation Fund	531,399 units		15,235

	TCW Galileo Value	Mutual fund
	Added Fund	1,437,608 units		19,954

	TCW Galileo Small Cap	Mutual fund
	Growth Fund	237,207 units		3,855

*	Managed Income	Mutual fund
	Portfolio II	40,601,166 units		40,601

*	Ecolab Stock	Common Stock
		13,722,384 shares	184,910	482,057

*	Fidelity Money Market	Money Market
	Class I	4,697,610 units	4,698	4,698

*	Participant loans	Participant loans due
		at various dates through
		January 2015 (stated
		interest rates ranging
		from 4.00% to 10.5%)		18,599
				$821,117

*	Party-in-interest
**	Cost information for participant directed investments is not required.

ECOLAB SAVINGS PLAN AND ESOP

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN and ESOP

DATE	June 28, 2005	By: /s/ Diane A. Wigglesworth
Diane A. Wigglesworth
Compensation Vice President,
Ecolab Inc.
(Plan Administrator)